

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 14, 2009

Mr. Bruce R. Shaw
Senior Vice President and Chief Financial Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, TX 75201-6915

> **Re:** **Holly Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Response Letter Dated November 21, 2008**
> **File No. 1-03876**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 56

Note 3 – Investment in Holly Energy Partners, page 67

1.   We have read your response to prior comment 1 in which you indicate that you had considered the guidance in SAB Topic 5:H in concluding that recognizing a gain for the IPO and subsequent distributions in excess of your investment in Holly Energy Partners, L.P. (HEP), would not be appropriate. You mention continuing involvement in the transferred assets evidenced by the transportation agreements under which you will provide a minimum revenue stream to HEP via volume shipments.

We understand that you made a policy election to record the dilution event as a capital transaction and are not questioning that decision. However, you have not offered support for the reclassification of the dilution credit to the investment account on deconsolidation, which appears to re-characterize the earlier capital transaction as one in which a deferred gain is generated, i.e. one that would be recognized at some point in the future.

Please clarify your position while differentiating between the accounting required for capital transactions, i.e. no gain recognition in the income statement, and transactions which may generate deferred gains. Please also address the following points:

a)   Given the increasing credit balance of your investment during periods of not consolidating HEP, suggesting an increasing liability, tell us if you would expect there to be any point at which the credit balance would be limited or at which it would begin to decline and return to a debit balance, assuming a non-consolidation model, and explain the reasons for your view. If you expect it would remain a credit balance until the end of the partnership's life, had it not been re-consolidated, describe the accounting you would propose.

b)   Tell us whether you anticipate not being the primary beneficiary of HEP again and having to deconsolidate the entity another time. Tell us how you expect your accounting would be different than applied in the earlier deconsolidation, due to your future adoption of SFAS 160 on January 1, 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Financial Statements

Note 2- Holly Energy Partners, page 12

2.   We understand that you recorded an increase in minority interest of $391.7 million on March 1, 2008, upon reconsolidating HEP, and that as of September 30, 2008 the amount of minority interest on your balance sheet has increased to $404.4 million. Please tell us how you have calculated this amount, and reconcile this to the minority interest balance on July 1, 2005, the date of deconsolidation. Please show computations and allocations in the rollforward relative to your investment balance during these periods.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Karl Hiller
Branch Chief